Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth information regarding our ration of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	2010	2011	2012	2013	2014
Calculation of income/(loss) from continuing
before income taxes and fixed charges
Net income/(loss) from continuing operations	$(9,914)	$20,887	$205,287	$217,054	$221,024
Income tax expense	—	—	71,296	129,200	64,860
Loss from equity method investments	—	107	14,571	—	—
Fixed Charges	119,288	109,039	202,470	547,781	523,649
Earnings as adjusted	$109,374	$130,033	$493,624	$894,035	$809,533

Calculation of fixed charges
Interest expense	$116,163	$105,375	$197,308	$538,805	$516,387
Interest on lease obligations	3,125	3,664	5,162	9,148	7,262
Total fixed charges	$119,288	$109,039	$202,470	$547,953	$523,649

Calculation of Earnings to Fixed Charges	0.92	1.19	2.44	1.63	1.55

Coverage deficiencies	9,914	—	—	—	—

(1) Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $9.9 million.